

December 19, 2011

<u>Via E-mail</u>
Dr. Steven Victor
Chief Executive Officer
Intellicell Biosciences, Inc.
30 East 76th Street, 6th Floor
New York, New York 10021

> **Re: Intellicell Biosciences, Inc.**
> **Amendment No. 5 to Current Report on Form 8-K**
> **Filed December 7, 2011**
> **File No. 333-49388**

Dear Dr. Victor:

We have reviewed your filing and have the following comment.

<u>Description of Business of Intellicell, page 8</u>

<u>Strategy, page 10</u>

1. We note your new disclosure about your agreement with DMI. Specifically, we note your statement on page 10 that DMI has agreed to pay you a license fee of $1,000,000. This statement conflicts with the terms of Section 7 (License Fees) of the agreement, which states that the license fee is $1.00. Please reconcile this inconsistency. In addition, as the version of the agreement filed as Exhibit 10.8 has been signed only by DMI, please re-file a fully executed version of the agreement, signed by both parties.

You may contact Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Stephen A. Cohen, Esq.